News Release

TSX Trading Symbol: BZA

AMERICAN BONANZA UPDATES PROGRESS AT PROJECTS

February 7, 2007 - American Bonanza Gold Corp. (TSX: BZA, Frankfurt: AB2) ("Bonanza") is pleased to report significant progress during the past three months at its projects. Bonanza continues drilling at Copperstone, where Phase I exploration drilling outside of the resource area has discovered several new gold zones that will require follow up drilling. Follow up drilling has begun at Fenelon, and other high grade properties are being drilled in the Abitibi greenstone belt of Quebec and Ontario.

Bonanza continues to aggressively develop these exciting projects in its mission to become a high grade gold producer based in stable areas of Canada and the United States. Bonanza is currently engaged in drilling programs on its properties that total over 22,000 meters in about 100 drill holes which will be conducted over the winter season into spring.

Bonanza's strategy of acquiring advanced stage gold properties in mining friendly areas of Canada and the western US has resulted in a portfolio of high potential properties which Bonanza is exploring and developing. Several properties contain significant gold resources and are being drilled to advance the properties toward feasibility. Exciting discoveries have been made on three earlier stage exploration properties. Bonanza’s geologists believe that these properties have the potential for the delineation of mineable gold deposits.

Copperstone

In August, 2006, Bonanza began a large drilling campaign designed to expand the high grade gold resources at the 100% owned Copperstone gold project in Arizona. The drilling was completed ahead of schedule, consisting of 27 drill holes with a combined length of 7,695 meters.

Nine (9) targets were drilled, and Bonanza has received assays for 22 drill holes. The nine targets drilled are within 1,000 meters of the Copperstone mine workings and the known resources.

Newly discovered gold zones in six (6) targets will require follow up drilling in Phase II of the drill campaign, expected to commence this spring. These targets hold the potential to host sufficient high grade gold mineralization for Bonanza to commence a feasibility study for mine construction.

Target 12 is defined by drill hole 06CS-12, which encountered 3.05 meters grading 6.7 grams per tonne gold (10 feet grading 0.194 ounces of gold per ton) (see Bonanza press release dated November 23, 2006). Target 12 is located 385 meters (1,265 feet) southeast of the southern edge of the open pit, where very limited drilling has been done previously. This is within a 7.6 meter interval grading 3.1 grams per tonne gold (25 feet grading 0.09 ounces of gold per ton). The hole encountered favorable alteration and structure. Two additional Phase I holes have been completed in the area with assays pending. Both of these offset holes contain strong quartz-amethyst veining and sulfides that are similar to high grade intercepts several hundred feet to the north.

The Feeder Target is known to be at least 3,000 feet long, and lies beneath the existing open pit. Drill hole 06CS-17 recently tested the target, and encountered 1.52 meters grading 11.66 grams per tonne gold (5 feet grading 0.34 ounces per ton). This zone is within 7.6 meters grading 3.74 grams per tonne gold (25 feet grading 0.109 ounces per ton). The drill hole is located 69 meters (227 feet) from the southern edge of the open pit, where minimal drilling has been done previously. The hole encountered favorable alteration and structure (see Bonanza press release dated February 5, 2007).

Target 22 is defined by drill hole 06CS-22 located 914 meters (3,000 feet) west of the open pit which encountered several strong gold intercepts including 1.5 meters grading 25.8 grams per tonne gold (5 feet grading 0.752 ounces per ton) within 13.7 meters grading 3.91 grams per tonne gold (45 feet grading 0.114 ounces per ton). Drill hole 06CS-22 also encountered a separate zone of 3 meters grading 3.57 grams per tonne gold (10 feet grading 0.104 ounces per ton) (see Bonanza press release dated February 5, 2007).

Target 11 is defined by drill hole 06CS-11, which encountered 3.05 meters grading 2.13 grams per tonne gold (10 feet grading 0.062 ounces per ton). This zone includes 1.65 meters grading 3.26 grams per tonne gold (5.4 feet grading 0.095 ounces per ton). The drill hole is located 69 meters (227 feet) from the southeastern edge of the open pit, where minimal drilling has been done previously. The hole encountered favorable alteration and structure (see Bonanza press release dated November 23, 2006).

During 2006 Bonanza announced National Instrument 43-101 compliant resources. Copperstone contains an Indicated resource of 959,000 tonnes grading 10.6 grams per tonne and a Measured resource of 10,400 tonnes grading 20.9 grams per tonne gold, using a 5.1 gram per tonne cutoff grade. These Measured and Indicated resources total 970,000 tonnes grading 10.7 grams per tonne gold, containing 336,000 ounces of gold. This is in addition to 189,000 tonnes grading 10.9 grams per tonne gold, containing 66,000 ounces of gold in the Inferred category. A map of the drilling is available on Bonanza's website at: http://www.americanbonanza.com/i/maps/copperstone_2006_dt_map.gif

Fenelon

Bonanza began drilling at the 100% owned Fenelon Project, located in northern Quebec, in December, 2006, slightly ahead of schedule. This second phase of drilling follows up new gold zones discovered during Phase I drilling. Four Phase II drill holes have been completed, with assays not yet received.

Highlights from Phase I of the drill program include drill hole FA-06-297 which intersected an 11.5 meter zone grading 15.65 grams per tonne gold (37.7 feet grading 0.457 ounces per ton) (see Bonanza news release dated July 19, 2006). FA-06-297 offsets a high grade part of the Discovery Zone and confirms the high grade and continuity of the Discovery Zone.

Drill hole FA-270 identified a new parallel gold zone about 500 meters west of the Discovery Zone (see Bonanza news release dated March 1, 2006) in what has been termed the West Discovery Zone. The drill hole encountered a 1 meter zone grading 14.5 grams per tonne gold (3.3 feet grading 0.423 ounces per ton) within a three meter zone grading 6.2 grams per tonne gold (9.8 feet grading 0.181 ounces per ton). This new gold zone is hosted by a structure that is parallel to, and 100 meters south of, the Discovery Zone structure.

A third highlight from the Phase I drilling was the discovery of a significant base metals target to the northeast of the Discovery Zone. The discovery drill hole is hole FA-06-284 which contains a drilled intercept of 14 meters (45.9 feet) grading 0.43% nickel and 0.14% copper. The zone is several kilometers long and nearly half a kilometer wide (see Bonanza news release dated October 24, 2006).

During Phase I drilling a total of 42 holes with a combined length of 13,200 meters was drilled to explore for down dip and strike extensions of the Discovery Zone and test for continuity of mineralization. The drilling was successful in identifying new parallel gold zones while confirming the continuity of gold mineralization

Phase II drilling is expected to continue through late spring, 2007 and consist of 12 drill holes with an estimated combined length of 5,000 meters. Four drill holes have been completed in the West Discovery Zone, with assays pending (see Bonanza news release dated January 31, 2007).

La Martiniere

Bonanza’s Phase I drill results indicate a continuous 1.3 kilometer long zone of high grade gold mineralization at the 100% owned La Martiniere property in northern Quebec (see Bonanza news release dated September 20, 2006). The Phase I drill program consists of 9 drill holes completed with a total length of 1,407 meters. This drilling successfully expanded the known mineralized zones and indicates the substantial size potential of this mineralized system.

Phase II drilling is expected to begin in February, slightly delayed by the late freeze, and is planned to consist of 12 drill holes with a total length of 3,000 meters. Phase II drilling is expected to continue into March.

This gold zone remains open along strike and down dip, with little drilling below 100 meters from surface. The property is located between Fenelon and the multi-million ounce Detour Lake Gold Mine.

During the Phase I campaign, drill hole MD-06-09 intercepted a 1.6 meter zone grading 18.45 g/t gold (5.2 feet grading 0.538 ounces per ton). This hole was drilled near the eastern end of the current drilling.

Drill hole MD-06-05 intercepted a 1.1 meter zone grading 13.45 g/t gold (3.6 feet grading 0.392 ounces per ton) within a 7.1 meter zone grading 3.78 g/t gold (23.3 feet grading 0.110 ounces per ton). This hole is located between drill holes over 400 meters apart containing high grade gold mineralization.

Drill hole MD-00-28 contains a 1.5 meter zone grading 17.1 g/t gold (5 feet grading 0.499 ounces per ton) and is located on the western extremity of existing drilling, all as previously announced.

Northway

Bonanza recently increased its interest in the Northway property to 100% (see Bonanza news release dated January 15, 2007). Northway is located in Quebec, 25 kilometers south of Matagami. The property covers 3,600 hectares. The Northway property lies one kilometer along strike to the east of Agnico Eagle's Vezza deposit and may be a continuation of the same gold zone.

Northway contains a historic resource of 18.2 million tones grading 1.48 grams per tonne gold, containing 866,000 ounces of gold. Within this resource, significant higher grade zones are present. The resource remains open along strike and down dip in several areas.

Bonanza plans an estimated 6,000 meters of Phase I drilling in 25 drill holes along the Northway gold zone beginning late spring and continuing into early summer, 2007. The Phase I drilling program will test for resource expansion potential, and will provide confirmation of the historic resources. Following completion of Phase I and Phase II drilling, a new resource that will focus on the higher grade zones, and is compliant with National Instrument 43-101, will be calculated.

Northshore

Bonanza began drilling at the 100% owned Northshore property in Ontario in October, 2006. Phase I drilling was completed in January 2007, as scheduled, and consists of 11 drill holes with a combined length of 3,145 meters (10,318 feet). Phase I drilling confirmed the high grade nature of the target, and extended known gold mineralization in several directions. The gold zones remain open to expansion, and Phase II drilling is being planned for the summer of 2007.

Highlights from Phase I drilling include drill hole NS-06-03 which targeted an area 300 meters (984 feet) north of historic drilling where several quartz veins have been mapped and with surface samples over 34 grams per tonne gold (1.0 ounce per ton). This hole intersected 1.2 meters (4 feet) grading 43.5 grams per tonne gold (1.27 ounces per ton) at 236 meters (774 feet) down the hole, and a separate zone of 1.0 meters (3.3 feet) grading 19.2 grams per tonne gold (0.56 ounces per ton). Please see Bonanza news release dated December 13, 2006. Follow up drilling will test if this gold zone extends to surface, and explore along strike and down dip. The zone is open in all directions.

Highlights also include recent drill hole NS-06-08, which intercepted 10.3 grams per tonne gold (0.3 ounces per ton) over 1.0 meters (3.3 feet). This interval and additional lower grade zones, lie 200 meters (656 feet) below and down dip from previously known gold mineralization, representing excellent depth potential for the gold zones.

Northshore is an exploration project discovered in the 1990's that is located 70 kilometers west of the Hemlo Gold deposit in Ontario on the same structural break. The property hosts strong gold mineralization and was drilled by Noranda Inc. and Cyprus Minerals. A total of 3,600 meters of drilling in 27 drill holes has been completed by previous workers. This drilling has identified at least 4 parallel gold zones containing significant high grade zones of gold mineralization within a lower grade envelope.

Other

Bonanza is currently reviewing several other properties it controls, with a view towards unlocking the value of these high potential properties. These properties warrant exploration and development programs, and include the base metal discovery on the northern portion of the Fenelon property (see company news release dated April 25, 2006) the large low grade Taurus property and the Gold Bar property in Nevada.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Development stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza is well financed with no long-term debt. For additional information about Bonanza and project maps please visit our website at www.americanbonanza.com

Qualified Person

This Press Release has been prepared and revised under the supervision of Robert Hawkins, VP Exploration for Bonanza responsible for its projects and a Qualified Person as defined by National Instrument 43-101 guidelines

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED,
INDICATED AND INFERRED RESOURCES

This news release uses the terms. “Measured and Indicated Resources”. Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them .U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves..

This news release also uses the term ”Inferred Resources”. Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza’s annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Longview Strategies Incorporated
Attention:   Michael Rodger
Phone:    604-681-5755

OR:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com